U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)


FORM 4

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person

     Silverton International Fund Limited
     C/O M.Q. Services Ltd.
     44 Church Street
     Hamilton HM12 Bermuda

2.   Issuer Name and Ticker Trading Symbol

     Repap Enterprises, Inc. (RPAPF)

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for (Month/Day/Year)

     1/99

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person to Issuer (Check all applicable)

     [ ] Director
     [ ] Officer (give title below)
     [ ] Chairman
     [x] 10% Owner
     [ ] Other (specify below)

7.   Individual or Joint/Group Filing (Check applicable line)

     [x] Form filed by one Reporting Person
     [ ] Form filed by more than one Reporting Person


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Table I     Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned


1.   Title of Security (Instr. 3)

         Common Stock

2.   Transaction Date (Month/Day/Year)

         1/26/99

3.   Transaction Code (Inst. 8)

     Code   S

     V

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

         Amount        158,591,964
         (A) or (D)    D
         Price         $ .0526 per share

5.   Amount of Securities Beneficially Owned at End of Month (Instr. 3
     and 4)

         0
6.   Ownership Form: Direct (D) or Indirect (I) (Instr. 4)


7.   Nature of Indirect Beneficial Ownership (Instr. 4)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.









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Table II  -  Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 3)


2.   Conversion or Exercisable Price of Derivative Security


3.   Transaction Date (Month/Day/Year)


4.   Transaction Code (Instr. 8)

     Code
     V

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

     (A)
     (D)

6.   Date Exercisable and Expiration Date (Month/Day/Year)

     Date Exercisable:
     Expiration Date:

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)

     Title:
     Amount or Number of Shares:

8.   Price of Derivative Security (Inst. 5)


9.   Number of Derivative Securities Beneficially Owned at End of Month
     (Instr. 4)


10.  Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
     (Instr. 4)



11.  Nature of Indirect Beneficial Ownership (Instr. 4)


Explanation of Responses:

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** Intentional misstatement or omissions of facts constitute Federal
Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

         SILVERTON INTERNATIONAL FUND LIMITED



         By:      /s/ Garth Lorimer-Turner          February 10, 1999
             Garth Lorimer-Turner, President

            **Signature of Reporting Person             Date










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